                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 3)

                  Under the Securities Exchange Act of 1934



                                  T*HQ, Inc.
- ------------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, Par Value $.0001
- ------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  872443403
- ------------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)


                              Scot A. Rosenblum
                         WisdomTree Associates, L.P.
                          1633 Broadway, 38th Floor
                          New York, New York 10019
                               (212) 843-2782
- ------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 Copies to:

                               Roger D. Blanc
                          Willkie Farr & Gallagher
                            153 East 53rd Street
                             New York, NY 10022
                               (212) 821-8000

                                July 30, 1996
- ------------------------------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Schedule)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

    Check the following box if a fee is being paid with this statement: [ ]

                                  SCHEDULE 13D



CUSIP No.  872443403


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                  I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             551,100 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         551,100 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     551,100 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.44%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  872443403


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                       I.D.# 13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                        (b)  [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             501,100 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         501,100 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     501,100 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.31%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  872443403



 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                        (b)  [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             50,000 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         50,000 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     50,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.13%

14   TYPE OF REPORTING PERSON*

     OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  872443403


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             551,100 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         551,100 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     551,100 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.44%

14   TYPE OF REPORTING PERSON*

     IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This Amendment No. 3, dated August 6, 1996, to the Schedule 13D dated November 10, 1995, as amended by Amendment No. 1, dated December 15, 1995, and Amendment No. 2, dated January 8, 1996, filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities") relates to the Common Stock, par value $.0001 per share (the "Common Stock") of T*HQ, Inc. (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934. The address of the principal executive offices of the Company is 5016 North Parkway Calabasas, Suite 100, Calabasas, CA 91302.

Item 2.  Identity and Background.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  This Schedule 13D is being filed on behalf of the Partnership, the General Partner, WisdomTree Offshore and Mr. Steinberg. The Partnership and the General Partner are each organized in the State of New York and WisdomTree Offshore is incorporated under the laws of the Cayman Islands. The business address of the Partnership, the General Partner and Mr. Steinberg is 1633 Broadway, 38th Floor, New York, New York 10019. The business address of WisdomTree Offshore is Zephyr House, 5th

Floor, P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

                  The present principal employment of Mr. Steinberg is as Chairman and Chief Executive Officer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman and Chief Executive Officer of the General Partner and as co-manager of both the Partnership and WisdomTree Offshore. The business address of I.I. Group is 1633 Broadway, 38th Floor, New York, New York 10019.

                  The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of WisdomTree Offshore is as an offshore investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership and WisdomTree Offshore.

                  The name, business address and principal employment of the executive officers and directors of the General Partner, I.I. Group and WisdomTree Offshore are set forth in Schedule A hereto and are incorporated by reference.

                  During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed in Schedule A are United States citizens, with the exception of Christopher Wetherhill, who is a citizen of Bermuda, and Charles Quin, who is a citizen of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety to read as follows:

                  The 501,100 shares of Common Stock acquired by the Partnership (the "Partnership Shares") were acquired in over-the-counter transactions for an aggregate purchase price of $2,187,372.54. The 50,000 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Shares", and together with the Partnership Shares, the "Acquired Shares") were acquired in over-the-counter transactions for an aggregate purchase price of $200,364.98.

                  The source of funds for the Partnership Shares was investment capital contributed by the Partnership. The source of funds for the Offshore Shares was investment capital contributed by WisdomTree Offshore.

Item 4.  Purpose of Transaction.

                  Item 4 is hereby restated in its entirety to read as follows:

                  The Reporting Entities have acquired the Acquired Shares for the purpose of investment. The Reporting Entities may maintain their investment at current levels or sell all or a part of their investment. In any such case, the decision by the Reporting Entities would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for the shares of Common Stock, other investment opportunities available to the Reporting Entities, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Entities may deem relevant from time to time. Any acquisition or disposition of shares of Common Stock by the Reporting Entities may be effected through open market or privately negotiated transactions, or otherwise.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons listed in Schedule A hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                   (a) As of August 2, 1996, the Partnership beneficially owned a total of 501,100 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 551,100 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 50,000 shares of the Common Stock of the Company and Mr. Steinberg beneficially owned a total of 551,100 shares of the Common Stock of the Company, constituting 11.31%, 12.44%, 1.13% and 12.44%, respectively, of the shares of Common Stock then outstanding, based on 4,431,104 shares of the Common Stock reported to be outstanding on May 7, 1996 as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1996. As of August 2, 1996, the Reporting Entities beneficially owned a total of 551,100 shares of the Common Stock of the Company, constituting 12.44% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

                   (b) The Partnership, the General Partner, Mr. Steinberg and Russell Anmuth, a Vice President of the Investment Manager, co-manager of the Partnership and co-manager of WisdomTree Offshore, share voting and dispositive power with respect to 501,100 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 50,000 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

          (c) Information concerning transactions in the Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is hereby restated in its entirety to read as follows:

                  Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of Margin Agreements by and between Paine Webber and each of the Partnership and WisdomTree Offshore.

Item 7.  Material to be Filed as Exhibits.

                  1. Margin Agreement by and between Paine Webber Incorporated and the Partnership (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.01 par value, of Target Technologies, Inc. filed on behalf of the Reporting Entities, dated March 20,
1996).

                  2. Margin Agreement by and between Paine Webber Incorporated and WisdomTree Offshore (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.01 par value, of Target Technologies, Inc. filed on behalf of the Reporting Entities, dated March 20,
1996).

                                 SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                  Position
- ------------------                --------

Jonathan L. Steinberg             Chairman, Chief Executive Officer and
                                  Director

Robert Schmidt                    President and Director

Scot A. Rosenblum                 Vice President, Secretary and Director

Russell Anmuth                    Vice President


Individual Investor
Group, Inc.                       Position
- -------------------               --------

Jonathan L. Steinberg             Chairman, Chief Executive Officer and
                                  Director

Robert Schmidt                    President, Chief Operating Officer and
                                  Director

Scot A. Rosenblum                 Vice President, Secretary and Director

Henry Clark                       Controller and Assistant
                                  Secretary

Peter M. Ziemba                   Assistant Secretary

Bruce Sokoloff                    Director; Executive Vice President, Reliance
                                  Group Holdings, Inc., 55 East 52nd Street,
                                  New York, New York 10055

WisdomTree Offshore, Ltd.         Position
- -------------------------         --------

Jonathan L. Steinberg             Vice President

Scot A. Rosenblum                 Chairman, Vice President and Director

Christopher Wetherhill            President and Director; Chief Executive
                                  Officer, The Hemisphere Group Limited,
                                  Hemisphere House, 9 Church Street, Hamilton,
                                  Bermuda

Charles Quin                      Director; Partner, Quin & Hampson, George
                                  Town, Grand Cayman, Cayman Islands.

                                 SCHEDULE B


The Partnership
- ---------------

1. On June 28, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.32 per share.

2. On July 26, 1996, the Partnership purchased 17,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.55 per share.

3. On July 26, 1996, the Partnership purchased 13,100 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.54 per share.

4. On July 29, 1996, the Partnership purchased 6,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.47 per share.

5. On July 30, 1996, the Partnership purchased 22,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.77 per share.

6. On July 30, 1996, the Partnership purchased 3,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.41 per share.

7. On July 31, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.18 per share.

8. On July 31, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.05 per share.

9. On July 31, 1996, the Partnership purchased 6,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.05 per share.

10. On July 31, 1996, the Partnership purchased 1,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.74 per share.

11. On July 31, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.80 per share.

12. On July 31, 1996, the Partnership purchased 6,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.93 per share.

13. On July 31, 1996, the Partnership purchased 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.93 per share.

14. On July 31, 1996, the Partnership purchased 2,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.43 per share.

15. On July 31, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.55 per share.

16. On July 31, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.68 per share.

17. On July 31, 1996, the Partnership purchased 2,500 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.80 per share.

18. On July 31, 1996, the Partnership purchased 10,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $5.80 per share.



WisdomTree Offshore
- -------------------

1. On July 10, 1996, WisdomTree Offshore purchased 5,000 shares of Common Stock of the Company in over-the-counter transactions at a price of $4.82 per share.

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: August 8, 1996                       WISDOMTREE ASSOCIATES, L.P.

                                            By: WisdomTree Capital
                                                Management, Inc.,
                                                General Partner



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: August 8, 1996                       WISDOMTREE CAPITAL
                                            MANAGEMENT, INC.



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Vice President



Dated: August 8, 1996                       WISDOMTREE OFFSHORE, LTD.



                                            By:/s/ Scot A. Rosenblum
                                            Name:  Scot A. Rosenblum
                                            Title: Director



Dated: August 8, 1996                       By:/s/ Jonathan L. Steinberg
                                                   Jonathan L. Steinberg

                      SCHEDULE OF EDGAR TEXT DIFFERENCES


Difference                                                  Page
- ----------                                                  ----

In the issuer name T*HQ, Inc.,                              1, 6
the graphic dot between "T" and "H"
has been replaced by a asterisk